SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of FEBRUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

          Indosat to Propose a 1 to 5 Stock Split

Jakarta, 5 February 2004. PT Indosat Tbk (Indosat or the
Company) today announced that it will propose a 1 to 5 stock split of its ordinary shares in the upcoming EGMS to be held on March 8, 2004.

Widya Purnama, President Director of Indosat said The successful implementation of Indosats transformation and refinancing programs, as well as the merger of our cellular units into Indosat, have contributed to a strong trading performance of our stock during the last three months.
We intend to broaden the opportunity for the public to own
Indosats shares and facilitate increased trading activity of Indosats stock. We continue to be confident in Indosats ongoing development and growth and enhance our position as the premier cellular operator in Indonesia. He also added
We believe that Indosats shareholders will share in the vision of the Company and hope that they will support our proposal by approving stock split proposal on the EGMS.

The execution of this stock split is subject to the approvals from the shareholders and fulfillment of prevailing regulations.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). For the first nine months of FY2003, the cellular business contributed 60% of Companys operating revenues, IDD (24%) and MIDI & others (16%).
Indosats shares are listed in the Jakarta and Surabaya
Stock Exchange (JSX:ISAT) and its American Depository
Shares are listed in the New York Stock Exchange
(NYSE:IIT).



For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: February 10, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President